                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              The Brazil Fund, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    105759104
                                    ---------
                                 (CUSIP Number)

                              Bruno Sangle-Ferriere
                             Carrousel Capital Ltd.
                              203-205 Brompton Road
                                 London SW3 1LA

                                +44 20 7823 7044


--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   May 5, 2004
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                               Page 2 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carrousel Fund Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[X]    (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER
                     0
 NUMBER OF    -----------------------------------------------------------------
   SHARES      8     SHARED VOTING POWER
BENEFICIALLY         484,600
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH    -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                     484,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         484,600
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.98%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IV*
--------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940



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                                                               Page 3 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Carrousel Fund II Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[X]    (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER
                     0
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8     SHARED VOTING POWER
BENEFICIALLY         485,400
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH    -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                     485,400
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         485,400
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.99%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IV*
--------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940


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                                                               Page 4 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carrousel Capital Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)[X]   (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER
                     0
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8     SHARED VOTING POWER
BENEFICIALLY         970,185
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH    -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                     970,185
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         970,185
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.97%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IA*
--------------------------------------------------------------------------------


* Not registered under the Investment Advisers Act of 1940.


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                                                               Page 5 of 7 Pages


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bruno Sangle-Ferriere
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[X]    (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         France
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER
                     0
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8     SHARED VOTING POWER
BENEFICIALLY         970,185
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH    -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                     970,185
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         970,185
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.97%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------




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                                                               Page 6 of 7 Pages


     This Amendment No. 1 to the Statement on Schedule 13D amends Item 4 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 5, 2004 by The Carrousel Fund Ltd. ("Carrousel Fund"), The Carrousel Fund II Limited ("Carrousel Fund II"), Carrousel Capital Ltd. ("Carrousel"), and Bruno Sangle-Ferriere ("Sangle-Ferriere" and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the "Reporting Persons") with respect to the shares of common stock, $0.01 par value per share (the "Common Stock"), of The Brazil Fund, Inc., a Maryland corporation (the "Fund").

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

     As noted in the Fund's preliminary proxy statement filed with the Securities and Exchange Commission on April 23, 2004, the Fund rejected Carrousel Fund's proposal to nominate three persons for election to the Board of Directors of the Fund (the "Board"). The Fund claims in its preliminary proxy statement that its decision was based upon the fact that Carrousel Fund (the "Carrousel" entity on whose behalf the proposal actually was made) was not a record holder of Common Stock as of the date required by the Fund's By-laws. However, Carrousel Capital (whose name and address appeared on the letterhead of the proposal) was a record holder of Common Stock and the Fund acknowledged that it knew Carrousel Fund was a significant beneficial holder of Common Stock. Accordingly, the Reporting Persons believe that the Fund simply relied on a technicality to exclude Carrousel Fund's proposal and deprive the Fund's stockholders of the opportunity to vote for Carrousel Fund's nominees.

     In light of the Fund's actions, the Reporting Persons are currently assessing their options. However, the Reporting Persons do not currently intend to solicit in favor of Carrousel Fund's nominees in connection with the upcoming Annual Meeting of Stockholders of the Fund.

     Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).



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                                                               Page 7 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                THE CARROUSEL FUND LTD.


                                                By: /s/ Bruno Sangle-Ferriere
                                                    ----------------------------
                                                    Name:  Bruno Sangle-Ferriere
                                                    Title: Attorney-in-fact


                                                THE CARROUSEL FUND II LIMITED


                                                By: /s/ Bruno Sangle-Ferriere
                                                    ----------------------------
                                                    Name:  Bruno Sangle-Ferriere
                                                    Title: Attorney-in-fact


                                                CARROUSEL CAPITAL LTD.



                                                By: /s/ Bruno Sangle-Ferriere
                                                    ----------------------------
                                                    Name:  Bruno Sangle-Ferriere
                                                    Title: Director


                                                    /s/ Bruno Sangle-Ferriere
                                                    ----------------------------
                                                    Bruno Sangle-Ferriere